ENERNORTH INDUSTRIES INC.
(the "Corporation")

Voting Results for the Annual and Special Meeting of the Holders of Common Shares
Held on November 7, 2006
Pursuant to Section 11.3 of National Instrument 51-102

Matter	Outcome
The election of the following nominees as directors of the Corporation: James Cassina, Sandra Hall, Ian Davey, Hagen Gocht, Milton Klyman and Ramesh Naroola	Carried
The appointment of BDO Dunwoody, LLP, Chartered Accountants as auditor of the Corporation and authorizing the directors to fix the auditor's remuneration.	Carried
In respect of the special resolution of the holders of common shares authorizing additional private placements by the Corporation of up to 4,272,009 common shares during the 12-month period ending November 7, 2007.	Carried (Ballot Vote)
In respect of the resolution authorizing the approval of a revised stock option plan (the "Plan"), and among other things, to increase the maximum aggregate number of common shares reserved for issuance under the Plan to an amount equal to 20% of the issued and outstanding shares.	Carried (Ballot Vote)
In respect of a special resolution approving a reduction in the consolidated stated capital of the Company.	Carried (Ballot Vote)

DATED the 8th day of November, 2006

ENERNORTH INDUSTRIES INC.

"Sandra J. Hall"

Per: _____

Sandra J. Hall
President